Exhibit 21
CA, INC.
Subsidiaries of the Registrant
The following is a list of subsidiaries of the Registrant, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CA Canada Company	Canada
CA Computer Associates European Holding GmbH	Germany
CA Europe Sàrl	Switzerland
CA Foreign, Inc.	Delaware
CA Global Holdings	Bermuda
CA Japan, Ltd.	Japan
CA Management, Inc.	Delaware
CA Marketing Corporation	Delaware
CA (Pacific) Pty Ltd	Australia
CA Programas de Computador, Participações e Serviços Ltda.	Brazil
CA Software de Mexico, S.A. de C.V.	Mexico
CA Software Holding B.V.	Netherlands
Computer Associates Holding Limited	United Kingdom
Rally Software Development Corp.	Delaware